FILED BY GULFTERRA ENERGY PARTNERS, L.P.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14A-12 AND RULE 14D-2(b)
OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: GULFTERRA ENERGY PARTNERS, L.P.
COMMISSION FILE NO.: 1-11680

GULFTERRA ENERGY PARTNERS, L.P. (“GULFTERRA”) AND ENTERPRISE PRODUCTS PARTNERS L.P. (“ENTERPRISE”) WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING GULFTERRA, ENTERPRISE AND THE MERGER. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF GULFTERRA AND ENTERPRISE SEEKING THEIR APPROVAL OF THE MERGER TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER RELEVANT DOCUMENTS CONTAINING INFORMATION ABOUT GULFTERRA AND ENTERPRISE AT THE SEC’S WEB SITE AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO THE RESPECTIVE PARTNERSHIPS.

GULFTERRA AND ENTERPRISE AND THE OFFICERS AND DIRECTORS OF THEIR RESPECTIVE GENERAL PARTNERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THEIR SECURITY HOLDERS. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN GULFTERRA’S AND ENTERPRISE’S RESPECTIVE ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC, AND ADDITIONAL INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED FROM THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.

     GulfTerra Energy Partners, L.P. (“GulfTerra”) is filing an announcement to GulfTerra and Enterprise employees regarding the post-merger senior management team and the merger integration process.

Announcement to Enterprise Products and GulfTerra Energy Employees
Regarding Post-Merger Senior Management Team and Merger Integration Process

From:	Dub Andras — President and CEO Enterprise Products
Bob Phillips — Chairman and CEO GulfTerra Energy
To:	All Enterprise and GulfTerra employees
Date:	February 19, 2004
Subject:	Post-Merger Officer Level Organization and the Merger Integration Process

As you are aware, on December 15 we announced a historic merger between Enterprise Products Partners and GulfTerra Energy Partners to form the industry’s largest midstream company and second largest publicly traded partnership. Since that time we have been hard at work to complete the required filings to seek governmental and unitholder approvals for the merger. We are making good progress in this regard and look forward to completing the merger on a timely basis in the second half of 2004.

Additionally, we have been evaluating the respective organizations to develop a comprehensive transition plan for the integration process that will be implemented once the merger takes place. Today, we have taken the first step in that process by naming the post-merger executive officer level of the new organization. The new officer organization charts are attached for your review. We anticipate naming additional officers for the combined organization as the post-merger integration process advances.

We are particularly pleased that the new post-merger senior management team will be a solid combination of both organizations allowing us to maintain the leadership teams and management expertise that have successfully driven Enterprise and GulfTerra in the past. Our efforts focused on integrating the skills and talents of the executives in a manner that ensures we will be even more successful in the future.

Additionally, we are pleased to announce the commencement of the merger integration planning process beginning with a kickoff meeting to be held this afternoon. At this meeting we will invite the senior executives and a selected number of mid-level and key functional personnel to join us to discuss the transition process. Under the controlling legal rules, we cannot commence actual integration until the merger takes place. However, the transition planning process is designed to assure that we can “hit the ground running” when that time comes. This process will be conducted in three phases:

the current assessment of each organization, the design of the new combined organization and the implementation plans that will be put in place when the merger becomes effective. The current assessment phase will allow work groups from similar functions within each organization to meet periodically, subject to some important legal restrictions regarding information sharing and other issues, to jointly analyze their organizations, business practices and processes and to determine the opportunities and challenges of combining these two companies. The design phase will allow us to blend the organizations together in a cohesive model that creates efficiency and meets our objectives for the merger. The implementation phase will create timelines and accountabilities for the numerous tasks involved in completing the merger.

This process will be led by a steering committee comprised of leaders from both organizations who will be committed to creating the best midstream company in the industry. We will further assign executives and key individuals to functionally-based project teams that will conduct the majority of the work involved in the assessment and design phases of the integration process. We expect these project teams to be identified and to initiate their work during the week of February 23, 2004. Ultimately, this process will involve a broad range of employees from both organizations that will be asked to provide data, analysis and support to the project teams.

We hope that by conducting a thorough process during this transition period and by involving many employees from both organizations, we can incorporate the best practices, policies and procedures and personnel from Enterprise and GulfTerra. To get the best of both worlds, we ask each of you to be committed to the process. We will be there to provide strategic direction but ultimately the responsibility to develop the new Enterprise rests with each of you working in unison to create the best company possible.

Important Legal Note: Until the merger is completed, Enterprise and GulfTerra must remain and operate as independent companies. They are prohibited from coordinating in any manner their pre-closing competitive conduct and business affairs. All planning for the post-merger integration should take place within the rules that will be set forth for our formal planning process. Thus, for example, you should not call or contact your counterpart at the other company to discuss integration issues on your own. If you have any questions about the legal rules please contact Hank Bachman at Enterprise (713) 880-6568 or Greg Jones at GulfTerra (832) 676-3787.

Dub Andras Hank Bachmann Mike Creel Bob Phillips John Tomerlin

Bob Phillips Jim Teague James Lytal Charles Crain Gil Radtke

Jim Teague Randy Hoover Jim Collingsworth Joel Moxley Lynn Bourdon

James Lytal Bill Ordemann Bart Heijermans David Eargle Jim Cisarik

Charles Crain Terry Hurlburt Randy West Chip Brabson Ted Helfgott John Adams Andy May John Davis

Gil Radtke Mark Youtsey Rudy Nix Jerry Cardillo Roger Seward